Exhibit 99.6

                      E=Employee FAQ, P=Public FAQ, B=Both

                                 Master Q&A List


1. Who is Blackstone? What other companies does it own? The Blackstone Group (www.Blackstone.com) is a leading global investment firm headquartered in New York. The firm's philosophy is to invest in companies with the full cooperation of their management. Companies in the Blackstone equities portfolio include Nalco Chemical, Deutsche Bank's real estate portfolio, Graham Packaging, Allied Waste, Premdor, American Axle and Universal Studios Florida. They also have investment partnerships with AOL Time Warner, AT&T, Northrop Grumman, Sony, Union Pacific, USX and Vivendi. B

2. Will employees continue to work for Celanese? There is no change in the employment relationship. Employees will continue to work for their current legal entity. The Board of Management continues in their current roles and responsibilities. E

3. Will employment be affected? There are organization changes taking place now in Ticona and various other sites, as previously communicated. Likewise, future employment requirements will be determined by the needs of the business. Administrative requirements in a private ownership environment will be different, but it is premature to speculate about the employment impact. E

4. Will employee pay or benefits change? Employee cash compensation programs and benefit programs will not change as a result of the transaction. As always, the company will continue to monitor and review pay and benefits to ensure that they are effective for employees and competitive in our industries and labor markets. E

5. How does this transaction benefit Celanese's customers? Ultimately, we believe Blackstone's financial backing will enable us to develop and innovate solutions for more customers. B

6. What is the process going forward from today and how long to closing? We expect a closing in the early spring. Here are the key steps:

     o Blackstone must submit an offer document to the German Federal Supervisory Agency (BaFin) within four weeks from now. BaFin will then have up to 15 working days to review the offer document.

     o After this review period the tender offer document has to be published immediately. We currently expect that the offer will remain open for approx. 6 weeks after publication. During this period, the Board of Management and Supervisory Board of the company are requested to provide a reasoned opinion on the offer.

     o If 85 percent or more of the shares are tendered, or if this condition is waived there will be a subsequent acceptance period of an additional two weeks.

     o The closing is subject to antitrust clearance and further customary conditions. B

7. How do share owners tender their shares? The official tender offer has not been made. We assume that the shareholders will be informed via their custodian banks . B

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8.   Management says they are supportive of the offer. What does this mean?
     After extensive consideration, the Management Board has indicated to Blackstone that, subject to review of the tender offer document, it is prepared to support the offer. The Board believes that the Company's acquisition by a strong financial investor offers the opportunity to pursue its strategy of continuous growth and also offers shareholders the chance to realize the increased value of their shares. B

9. What are the specific roles and duties of the Management Board and the Supervisory Board in this process? The Management Board and the Supervisory Board each have to form a reasoned opinion (begrundete Stellungnahme) on the tender offer without undue delay after the publication of the offer document. B

10. In their reasoned opinions, what will the Board of Management and Supervisory Board comment on? They will comment on: the consideration offered; the probable impact of the offer on Celanese AG, its employees and their representatives; the conditions of employment and locations; Blackstone's objectives; and whether the members of the Management and the Supervisory Board - to the extent that they are holders of securities of Celanese AG - intend to accept the offer. In order to be prepared for these tasks, the Celanese has retained an independent financial advisor and legal counsel. B

11. What is the difference between the support of management expressed today and a "reasoned opinion?" While the Management Board has already considered the transaction extensively, its support of the offer is subject to the final review of the tender offer document to be published by Blackstone.

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12.  Is there an impact on the Supervisory Board Structure? Celanese has a
     Supervisory Board which is subject to codetermination. This legal regime is not changed by the tender offer. In due time Blackstone will certainly address the shareholder representatives issue.

13. What involvement/input does the BaFin have? The BaFin reviews the tender offer document and has to approve it. In addition the BaFin is responsible for supervising the conduct of the offer.

14. What involvement/input does the SEC have? The tender offer document must also be filed with and may be reviewed by the U.S. Securities and Exchange Commission (SEC).

15. What happens if not all shareholders tender their shares? Is a certain percentage needed? The offer will lapse if less than 85 percent of all outstanding shares are tendered during the acceptance period. However, the bidder may waive such condition prior to the end of the acceptance period. B

16. Do you need a shareholder vote or a shareholder meeting? No, because accepting the offer is practically equivalent of voting in favor of the offer. The next annual shareholder meeting of Celanese is scheduled for April 28, 2004. We expect to have a customary agenda and discussion about the offer, even though the offer process is expected to be completed by then. B

17. Will shareholders receive a dividend? The Management Board and the Supervisory Board will make decisions with regard to dividends in connection with the preparation and review of annual statements. B

18. Will Celanese be de-listed at a specific point? If at least 95 percent of all outstanding Celanese shares are tendered, Blackstone may request a squeeze-out procedure, which would result in a de-listing. Blackstone has not advised Celanese of its final decision with respect to these matters. B

19. Are there legal conditions to the offer, and what happens if these conditions are not met? The offer will be subject to customary conditions, including, for example, merger control clearance and an 85 percent acceptance level. In addition, the offer is subject to there not having been a material deterioration in Celanese AG's financial position.

20. Are there break-up fees if the deal does not close, who pays? There are no break-up fees.

21. Given that this is not a typical transaction for Germany, what gives you the confidence that it will be approved? After an extensive review, the Management Board believes that the Company's acquisition by a strong financial investor offers

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     the opportunity to pursue its strategy of continuous growth and also offers shareholders the chance to realize the increased value.

22. Will Blackstone settle outstanding Stock Appreciation Rights and Stock Options? Celanese will continue to settle these instruments as it has in the past, according to the Long Term Incentive Plan documents.

23. Do employees' rights or representation change under a different type of ownership (private vs. public)? No.

24. Who is your legal advisor, and who bears the burden of the legal transaction and advisory fees and what is the magnitude? The company's legal advisor is Shearman & Sterling LLP. The Supervisory Board is advised by Hengeler Muller. The Company bears the burden of the legal transaction and advisory fees.

25. Why does the Board believe that Euro 32.50 per share is a good offer? The offered share price compares favorably to many research analysts' recommendations. It is also worth noting that the research estimates are based on trading under status quo, and this offer is an all cash offer for all shares now. A detailed and final opinion will be given in the reasoned opinion, what has to be issued after having reviewed the offer document. B

26. Did you seek or would you accept other offers? There is only one offer, and it is for all shares in cash, now. It is the Board's fiduciary duty to evaluate all value-enhancing alternatives for our shareholders. Therefore, if there is another proposal, we will evaluate it and make a recommendation to our shareholders.

27. With economic recovery forecasted by many analysts, wouldn't it be better for shareholders to hold on to the shares for a share price later? This question is hypothetical. The fact is that the Board of Management has received a cash offer for all shares today. We were obliged to review it and, after extensive discussion, support it. We can only preliminary comment, in accordance with German law the Board of Management will express its reasoned opinion to shareholders, once it has received and examined the offer document.

28. Was Celanese management provided with incentives to take the offer? There are no management incentives to accept the offer. However, as it is customary in these kind of transactions, the bidder intends to implement a customary management incentive program following the consummation of the offer.

29. Why is independence not an option? It is an option. However, management must balance that against the offer for all shares, in cash and now. That, and our view that the added financial strength of Blackstone allows for a broadening of growth considerations, makes this option compelling.

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30.  What happens if the Blackstone offer fails? This is a hypothetical question.

31. What does the Board believe that Blackstone do for Celanese that it can not do for itself? Blackstone is one of the largest equity sponsors in the world. They are a strong partner with significantly available capital for expansion. Celanese's equity and debt financing alternatives are currently restricted. We therefore believe that our company will have more operational and capital flexibility going forward. B

32. How will this acquisition be financed? Is it secure? The transaction will be financed through a term loan and bridge to unsecured notes. These financing arrangements will be provided by Morgan Stanley and Deutsche Bank. One of our focuses during the negotiations was on the security of the financing, resulting in a package with limited conditions. Blackstone may or may not involve other equity investors.

33. Will Celanese's creditworthiness change? After the transaction we would expect Celanese's debt rating to fall below investment grade. However, in the context of a deal with private equity, we do not think this should have a negative effect on the company.

34. Is the pension funding from Blackstone sufficient? In addition to the funding, the new owner assumes all pensions and post-retirement obligations and will ensure appropriate funding of the plans. E

35. Will Blackstone honor the longer-term post-retirement and medical obligations? Yes. E

36. Is there advance funding for environmental liabilities? We did not see any need for advanced funding of our environmental liabilities.


Holders of Celanese shares should read the reasoned opinions (begrundete Stellungnahmen) to be prepared by the management board and the supervisory board in accordance with the German Securities Acquisition and Takeover Act and Celanese's solicitation/recommendation statement on Schedule 14D-9 when they become available, because such documents will contain important information about the public tender offer. Investors will be able to obtain for free the reasoned opinions (begrundete Stellungnahmen) and the solicitation/ recommendation statement on Schedule 14D-9 and other documents filed at the U.S. Securities and Exchange Commission at the Commission's website http://www.sec.gov. Copies of the reasoned opinions (begrundete Stellungnahmen) and the Schedule 14D-9 will also be available for free from Celanese.